

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-mail
Ramon Tejeda
Chief Executive Officer
TabacaleraYsidron, Inc.
100 Europa Drive, Ste. 455
Chapel Hill, NC 27517

> **Re: TabacaleraYsidron, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 31, 2014**
> **File No. 333-192060**

Dear Mr. Tejeda:

We have reviewed your responses to the comments in our letter dated July 23, 2014 and have the following additional comments.

General

1. We note your response to our prior comment 1. Please reconcile the representation in your response letter dated July 8, 2014 that you are a sales broker because you have no control and take no possession of cigars, with your disclosure on page 26 that "[t]he Company has purchased cigars from Plasencia, a cigar manufacturer in Esteli, Nicaragua." The statement that you have "purchased" cigars seems to indicate both possession and control of those cigars.

Prospectus Summary, Page 4

Overview, page 4

2. Please revise to state the amount of cash on hand as of the most recently practicable date and the date you will run out of funds without the addition of capital.

Our Business, page 23

3. We note your response to our prior comment 3. In light of your disclosure that your commission will consist of the difference between the retail price of your cigars and the sum of the manufacturer's cost plus a 27% premium for the wholesaler, please disclose the percentage above manufacturing cost, if known, at which you anticipate wholesalers will sell the cigars. Please also provide the material terms of your agreement with LJ Zucca Enterprises and file this agreement as an exhibit to your next amendment.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Via E-Mail
        Gregg Jaclin, Esq.